Exhibit 99.1

China Gerui Advanced Materials Group Limited Announces Unaudited Fourth Quarter and Unaudited Fiscal Year 2013 Results and Meets Full Year 2013 Revenue Guidance

ZHENGZHOU, China, March, 20, 2014 /PRNewswire-FirstCall/ -- China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) ("China Gerui," or the "Company"), a leading high- precision, cold-rolled steel producer in China, today announced unaudited financial results for the three months and twelve months ended December 31, 2013.

 “We are pleased that we met our revenue guidance for the fiscal year 2013 although the fourth quarter’s results reflected the ongoing challenging macroeconomic conditions that began more than two years ago,” commented Mr. Mingwang Lu, Chairman and Chief Executive Officer of China Gerui. “We continue to monitor the market conditions affecting the steel industry's performance to maintain our cold–rolled steel operations and further deploy our specialized steel lines to optimize our return on investment and improve our market position. We expect market conditions to improve over 2014 and beyond as the central government's policies and objectives are driving a restructuring of the steel industry. China Gerui is well positioned to benefit from these changes with its position as a leader in high-precision cold-rolled steel and innovative new steel products to capture customers and market share as the restructuring unfolds. ”

The Company achieved another year of positive cash flow with $7.0 million in EBITDA with reasonably stable volumes given this highly challenging environment. For 2013, net cash from operations generated $37.5 million. The depressed steel processing market in China over the last two years forced many companies to compete on price, and to incur heavy losses or go out of business. The China Iron and Steel Association ("Association") reported that for the year 2013, its members reported an average gross margin of only 2.9%, and 16 member companies were unprofitable versus 26 companies that reported a loss in 2012.

The Company estimates that the sequential utilization of its wide- and narrow-strip cold-rolled steel capacity was 67% in the fourth quarter of 2013 compared with approximately 44% during the third quarter of 2013. The Company's utilization of its chromium-plating production lines was approximately 49% in the 2013 fourth quarter compared to 38% during the third quarter of 2013. The Company plans to further deploy its more specialized steel lines in 2014 to capture market share as market conditions improve.

"We are continuing with our strategy of providing a greater range of cold-rolled steel and specialized steel products to provide current customers with more solutions, attract new customers and compete with higher-priced imports.  As evidenced by our fourth quarter financial performance, we are not immune to the macroeconomic price fluctuations but believe we have realistic strategies to continue to capture opportunistic market share and source additional future growth,” commented Chairman Mingwang Lu.

Fourth Quarter 2013 Results (Unaudited)

Revenue decreased 27.7% to $46.2 million in the fourth quarter of 2013 from $63.9 million in the fourth quarter of 2012.  The decrease in revenue was primarily due to a 15.0% decrease in the Company's average selling price to $661 per ton for the fourth quarter of 2013 as compared to an average selling price of $778 for the fourth quarter of 2012 as well as a 13.8% decrease in sales volume to approximately 70,000 tons for the fourth quarter of 2013 as compared to approximately 81,200 tons for the same quarter of 2012.

Gross loss was $2.8 million in the fourth quarter of 2013, compared to gross profit of $6.9 million in the same period of 2012.  Gross loss margin was 6.0% in the fourth quarter of 2013 compared to gross margin of 10.7% in the fourth quarter of 2012.  The loss was consistent with the revised aggressive pricing strategy announced last quarter to solidify market share as gross margin will be temporarily sacrificed to maintain market position. The decrease in gross margin was due to significant market-driven pricing pressures, a slowdown in China's economic growth and demand for China Gerui's products and intensified competition into the Company's target sectors within the steel market. To maintain the Company's competitive position, we solidified our market share by more aggressively meeting meaningful demand from our customers despite the continued depressed average selling price in the sector which reached a 19-year low in the fourth quarter.

Operating loss was $6.9 million in the fourth quarter of 2013, decreasing from operating income of $0.7 million for the fourth quarter of 2012.  The decrease in operating income in the fourth quarter 2013 as compared to the operating income in the fourth quarter last year is primarily due to a 140.2% decrease in gross profit in the fourth quarter of 2013 as compared to the same period of 2012.

Net loss was $6.2 million in the fourth quarter of 2013, compared to a net loss of $0.5 million in the fourth quarter of 2012.

Non-GAAP EBITDA was ($2.8) million in the fourth quarter of 2013, compared to $3.7 million, in the fourth quarter of 2012. Non-GAAP EBITDA is defined as earnings before net interest expense, taxes, depreciation, and amortization incurred in the fourth quarter of fiscal year 2013.*

* Please see the section below entitled “Use of Non-GAAP Adjusted Financial Measures” and the reconciliation table at the end of this press release for an explanation and quantitative comparison of the non-GAAP measures used in this press release to their GAAP equivalents.

Full Year 2013 Results (Unaudited)

Revenue decreased 37.5% to $165.8 million for the fiscal year ended December 31, 2013, from $265.5 million for fiscal year 2012.  The decrease in revenue was primarily due to a 13.9% decrease in the Company's average selling price to $690 per ton for fiscal year 2013 as compared to $801 per ton for fiscal year 2012, and a 27.5% decrease in sales volume to 240,300 metric tons for fiscal year 2013 as compared to approximately 331,500 metric tons for fiscal year 2012.
Gross profit decreased 88.2% to $6.7 million for the fiscal year ended December 31, 2013, from $56.9 million for fiscal year 2012.  Gross margin was 4.1% for fiscal year 2013, compared to 21.4% in fiscal year 2012 reflecting the highly competitive pricing pressures the Company faced in the second half of 2013.

Operating loss was $6.3 million for the fiscal year ended December 31, 2013, decreasing from operating income of $42.3 million for fiscal year 2012.  Operating loss margin for fiscal year 2013 was 3.8% compared to an operating income margin of 15.9% for fiscal year 2012.

Net loss was $11.5 million for fiscal year ended December 31, 2013, as compared to net profit of $26.1 million for fiscal year 2012.  Net loss per diluted share for fiscal year 2013 decreased to $0.19, including the impact of stock-based compensation expense of $0.03 million, from net income per fully diluted share of $0.45 for fiscal year 2012.

Non-GAAP Adjusted EBITDA was $7.0 million adjusting for non-cash stock compensation expense, was down 87.8% from $57.6 million in the same period of 2012. *

* Please see the section below entitled “Use of Non-GAAP Adjusted Financial Measures” and the reconciliation table at the end of this press release for an explanation and quantitative comparison of the non-GAAP measures used in this press release to their GAAP equivalents.

Financial Condition

As of December 31, 2013, the Company had $237.1 million in unrestricted cash, $24.2 million in current certificates of deposit and an additional $114.8 million in restricted cash, as compared to $228.9 million in unrestricted cash, $16.4 million in current certificates of deposit, and $145.4 million in restricted cash as of December 31, 2012. Working capital was $142.9 million as of December 31, 2013, compared to $151.7 million as of fiscal year end 2012. The Company's short-term debt consisted of notes payable and term loans that totaled $276.1 million as of December 31, 2013, compared to $317.0 million as of December 31, 2012. The Company’s long-term debt was $13.0 million as of December 31, 2013, compared to nil as of December 31, 2012.  Shareholders' equity was $301.9 million as of December 31, 2013 as compared to $330.1 million as of December 31, 2012.  The net cash provided by operating activities for the twelve months ended December 31, 2013 was $37.5 million compared to net cash used in operating activities of $2.1 million as of fiscal year 2012.

2014 Financial Guidance

Given current market conditions, volatility of raw material costs and the slower than anticipated price recovery for premium processed steel, the Company is providing its full year 2014 revenue guidance in the range of $175 million to $180 million.  However, the Company may adjust such guidance as macroeconomic conditions, operations and the competitive landscape change.

Recent Developments

Since the launch of the share repurchase program in April 2011, as of December 31, 2013 the Company had repurchased a total of 2,010,918 ordinary shares at an average price of $3.06 per share for a total repurchase price of approximately $6.2 million. Approximately $3.8 million remains from the $10.0 million for the share repurchase program as authorized by the Company’s Board of Directors.

Chief Financial Officer Edward Meng participated on a distinguished panel at the American Metal Markets "11th Steel Success Strategies Turkey" held from February 18 - 20, 2014 in Istanbul, Turkey to discuss Asia’s role in sustaining industry growth and demand.

Industry and Business Update

The Chinese economy grew 7.7% in the fourth quarter, below the prior third quarter's 7.8% growth, but slightly above expectations. With this result in the fourth quarter, GDP for 2013 exceeded government's growth target of 7.5%. The steel industry remains in an oversupply situation resulting in the highly competitive pricing environment. However, investments in steel fixed assets grew by only 0.7% in 2013 which provides limited encouragement as the steel industry struggles to reach a supply-demand balance.

The central government has set new policies to encourage consolidation in the steel industry. The objective is to create stronger balance in steel production and supply to alleviate the highly competitive pricing environment. Additionally, a stronger steel industry with reduced production will also lower emissions from steel companies to help the environment. An environmental policy from the State Council mandates a reduction in air pollution. Small steel companies and operations using older technologies are the primary targets of the policies.  China Gerui has implemented an internal policy to upgrade the quality of air provided for the safety of its employees and will evaluate a broader sustainable policy as a socially responsible corporate citizen.

Within the central government's new policies, the steel industry is being opened up to foreign capital to create a more market-oriented environment where greater technology content will increase the competitiveness of domestic manufacturers. Also, both Hebei and Shangdong provinces, both important steel manufacturing hubs, are being mandated to reduce their steel production capacity by approximately 70 million tons, to demonstrate the government's commitment to reform. Hebei currently contributes approximately 25% of the entire steel production in China. Overall, a reduction of over 80 million tons of steel capacity is targeted by 2018 which will significantly reduce the currently estimated 100 million tons of excess capacity in the Chinese steel industry. An estimated 400 million tons of steel production never received full licenses with the government now reviewing these operations with possible closures of  some low end capacity as well.

The banking industry has also restricted new loans to the steel industry at the encouragement of the central government, which will strongly impact smaller and the weaker steel companies.

With government policies and greater market forces creating a new supply-demand equilibrium in the Chinese steel industry, price stabilization will aid the profitability of the remaining producers over time. We believe, high-end specialty steel producers, like China Gerui, will expand into new markets to increase their size and efficiency.

"We are well positioned to benefit as a premier high-end specialty steel producer from the Government's restructuring plans for the steel industry and have put in place strategies to capture growth. First, we are committed to accelerating China Gerui’s business into new higher margin steel sectors including laminated processed steel, which completed trials in 2013 and will commence commercial production during the second quarter of 2014.  As we build our comprehensive portfolio of steel products and demonstrate new product applications, we believe we are becoming a more powerful competitor especially compared with the many similar or smaller steel producers who are losing market share and lack the ability to regain their momentum. Second, we continue to foster our export business and have seen interest from new markets such as Taiwan during the fourth quarter of 2013 that will expand our end-user applications and geographic reach.  We expect our export business to eventually account for 35-45% of global revenues over the next five years.  Lastly, we continue to actively evaluate opportunities of viable mergers and acquisitions or strategic partnerships that will enable positive contribution to cash flow, broaden end-user applications, provide R&D innovation and complement our product portfolio.  As we enter into 2014, we will build upon these strategies and continue to make progress and add value to China Gerui’s growth and profitability profile in order to better deliver value to our shareholders,” concluded Mr. Minwang Lu, Chairman and CEO of China Gerui.

Conference Call Information

The Company will host a conference call for the unaudited fourth quarter and unaudited full year ended December 31, 2013 result on Thursday, March 20, 2014 at 9:00 A.M. EDT (9:00 PM  Beijing Time)

Listeners may access the call by dialing +1 (877) 407-0782 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (201) 689-8567.

A replay of the conference call will be available for 14 days starting from 12:00 P.M. EDT on Tuesday, March 20, 2014.  To access the replay, dial +1 (877) 660-6853.  International callers should dial +1 (201) 612-7415.  The conference ID number is 13578071.

A live and archived webcast of the call will be available on the Company's website at www.geruigroup.com/Webcasts.html.  To listen to the live webcast, please go to the Company's website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

Use of Non-GAAP Financial Measures

This earnings release includes the use of non-GAAP EBITDA, which are financial measures that are not defined by U.S. generally accepted accounting principles, or U.S. GAAP. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of a registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in the statement of income, balance sheet, or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. Pursuant to the requirements of Regulation G, the Company has included with this press release a table which includes a reconciliation of non-GAAP EBITDA to the most directly comparable respective U.S. GAAP financial measures. Non-GAAP EBITDA is defined in this earnings release as earnings before interest, taxes, depreciation, and amortization that were incurred in the fiscal year ended December 31, 2013. The Company's management believes that the presentation of these non-GAAP financial measures provides useful information regarding the Company’s results of operations because it assists in analyzing and benchmarking the performance and value of the Company’s business. The Company's calculation of non-GAAP EBITDA may not be consistent with similarly titled measures of other companies.

About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited is a leading niche and high value-added steel processing company in China. The Company produces high-end, high-precision, ultra-thin, high- strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food and industrial packaging, construction and household decorations materials, electrical appliances, and telecommunications wires and cables. For more information, please visit http://www.geruigroup.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.
All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Amendment No. 1 to annual report on Form 20-F for the year ended December 31, 2012and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the SEC, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Company Contact:	Investor Relations Contacts:
Email: investors@geruigroup.com	Vivian Chen	Kevin Theiss
Website: www.geruigroup.com	Managing Director	Account Director
	Grayling	Grayling
	Phone: 646-284-9427	Phone: 646-284-9409
	Email: vivian.chen@grayling.com	Email: kevin.theiss@grayling.com

- Financial Tables Follow –

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
(IN US DOLLARS)

	December 31, 2013 (Unaudited)	December 31, 2012
Assets

Current assets
Cash	$237,060,422	$228,861,009
Certificates of deposit	24,200,075	16,372,128
Restricted cash	114,803,746	145,413,726
Accounts receivable, net	2,693,510	2,276,153
Notes receivable	446,008	433,379
Inventories	17,496,675	22,762,545
Prepaid purchases	52,772,830	76,268,597
Prepaid expenses	1,465,287	382,569
Other receivables, net	6,345,084	2,270,073

Total current assets	457,283,637	495,040,179

Non-current assets
Property, plant and equipment, net	135,727,117	134,110,657
Land use right, net	30,997,489	13,625,738
Deposit on acquisition of future land use right	-	24,076,660
Deposit on acquisition of property, plant and equipment	2,184,217	266,312
Other receivable	3,118,264	3,039,835
Certificates of deposit	-	3,210,221

Total non-current assets	172,027,087	178,329,423

Total assets	$629,310,724	$673,369,602

Liabilities and stockholders' equity

Current Liabilities
Accounts payable	$8,471,560	$2,279,246
Notes payable	225,812,313	259,546,395
Term loans	50,299,816	57,462,962
Secured long-term loan, current portion	6,813,055	-
Land use right payable	1,460,671	1,419,314
Income tax payable	336,829	5,140,306
Customers deposits	14,411,044	11,635,999
Accrued liabilities and other payables	6,799,128	5,818,060

Total current liabilities	314,404,416	343,302,282

Non-current liabilities
Secured long-term loan, net of current portion	13,025,260	-

Total non-current liabilities	13,025,260	-

Total liabilities	327,429,676	343,302,282

Commitments and Contingencies

Stockholders' equity
Common stock,
Common stock, 100,000,000 shares authorized with no par value;
59,823,730 shares issued,
59,522,910 and 59,561,899 shares outstanding as of
December 31, 2013 and December 31, 2012, respectively	140,418,118	140,418,118
Additional paid-in capital	-	4,978,698
Treasury stock, at cost, 300,820 and 261,831 shares,
as of December 31, 2013 and December 31, 2012, respectively	(498,799)	(414,063)
Retained earnings	130,622,680	163,276,046
Accumulated comprehensive income	31,339,049	21,808,521

Total stockholders' equity	301,881,048	330,067,320

Total liabilities and stockholders' equity	$629,310,724	$673,369,602

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN US DOLLARS)

	For the Three Months Ended December 31, (Unaudited)		For the Years Ended December 31, (Unaudited)
	2013	2012	2013	2012
Revenue	$46,211,805	$63,889,524	$165,829,096	$265,486,082
Cost of revenue	(48,966,097)	(57,037,147)	(159,106,944)	(208,541,058)
Gross Profit	(2,754,292)	6,852,377	6,722,152	56,945,024
Operating expenses:
General and administrative expenses	(3,757,658)	(5,738,929)	(11,311,200)	(13,168,132)
Selling and marketing expenses	(427,942)	(457,768)	(1,682,443)	(1,446,383)
Total operating expenses	(4,185,600)	(6,196,697)	(12,993,643)	(14,614,515)
Operating (loss)/income	(6,939,892)	655,680	(6,271,491)	42,330,509
Other income and (expense):
Interest income	1,168,191	1,092,002	4,619,617	3,576,741
Interest expenses	(1,187,391)	(2,063,684)	(10,617,866)	(8,228,472)
Sundry income	794,168	146,525	932,689	351,483

(Loss)/Income before income taxes	(6,164,924)	(169,477)	(11,337,051)	38,030,261
Income tax expense	(469)	(364,906)	(141,547)	(11,897,173)
Net (loss)/income	$(6,165,393)	$(534,383)	$(11,478,598)	$26,133,088

(Net loss)/Earnings per share
- Basic	$(0.10)	$(0.01)	$(0.19)	$0.45
- Diluted	$(0.10)	$(0.01)	$(0.19)	$0.45

Weighted average common shares outstanding
- Basic	59,522,910	59,769,786	59,540,872	58,543,076
- Diluted	59,522,910	59,769,786	59,540,872	58,543,076

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN US DOLLARS)

	For the Years Ended December 31,
	2013 (Unaudited)	2012

Cash flows from operating activities:

Net (loss)/income	$(11,478,598)	$26,133,088

Adjustments to reconcile net (loss)/income to net
cash from operating activities:
Depreciation of property, plant and equipment	11,589,411	10,899,049
Gain on disposal of property, plant and equipment	-	(56,107)
Amortization of land use right	741,816	330,244
Stock-based compensation	32,891	3,705,109
Bad debts	695,244	-

Changes in assets and liabilities:
Accounts receivable	(573,816)	4,126,206
Notes receivable, net	-	139,228
Inventories	5,844,674	1,929,773
Prepaid expenses	(1,056,729)	6,435
Prepaid purchases	25,351,739	(29,666,016)
Other receivable	778,709	(142,305)
Accounts payable	6,038,617	(5,813,580)
Income tax payable	(4,741,140)	(369,983)
Customers deposit	2,401,273	(11,856,194)
Accrued liabilities and other payables	1,921,977	(1,466,919)

Net cash provided by/(used in) operating activities	37,546,068	(2,101,972)

Cash flows from investing activities:
Cash paid for property, plant and equipment	(10,064,992)	(30,561,916)
Proceeds from disposal of property, plant and equipment	-	59,517
Payment of acquisition of future land use right	(19,214,984)	(11,112,875)
Advance to unrelated third parties	(5,696,891)	(4,017,304)
Repayment of advance to unrelated third parties	777,028	5,252,326
Repayment of advance to related parties	311,546	-
Investment in certificates of deposit, net	(3,989,448)	(16,193,047)

Net cash used in investing activities	(37,877,741)	(56,573,299)

Cash flows from financing activities:
Repayment of term loans	(63,179,835)	(50,484,204)
Proceeds from term loans	54,468,182	63,184,632
Repayment of secured long-term loan	(1,612,843)	-
Proceeds from secured long-term loan	21,168,501	-
Repayments of notes payable	(578,986,192)	(429,512,621)
Proceeds from notes payable	538,277,535	481,505,001
Purchase of treasury stock	(84,736)	(1,554,674)
Changes in restricted cash, net	34,350,716	(25,788,547)
Repayment of advance from unrelated third parties	(1,673,696)	-
Advance from unrelated third party	-	1,587,554

Net cash provided by financing activities	2,727,632	38,937,141

Net increase/(decrease) in cash	2,395,959	(19,738,130)

Effect on change of exchange rates	5,803,454	1,998,222

Cash as of January 1	228,861,009	246,600,917

Cash as of December 31	$237,060,422	$228,861,009

Supplemental disclosures of cash flow information:

Cash paid during the year for:
Interest paid	$10,617,869	$8,322,263
Income tax paid	$5,024,234	$12,267,157

Net cash payment during the year for:
Prepaid deposit of land use right as part of the dividend paid to acquire land use right from related company	$6,971,373	$-

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
RECONCILIATION OF NON-GAAP FINANCIAL DATA (UNAUDITED)
(IN US DOLLARS)

	Non-GAAP EBITDA
	Fourth Quarter Ended December 31,
	2013 (Unaudited)	2012
Net Loss, GAAP amount per consolidated statement of income	$(6,165,393	$(534,383)
Interest income	(1,168,191	(1,092,002)
Interest expenses	1,187,391	2,063,684
Income tax expense	469	364,906
Depreciation of property, plant and equipment	3,167,254	2,770,012
Amortization of land use right	187,296	83,443

Non-GAAP EBITDA	$(2,791,174	$3,655,660
Stock based compensation	-	3,705,109
Non-GAAP Adjusted EBITDA	$(2,791,174	$7,360,769

	Non-GAAP EBITDA
	For the Year Ended December 31,
	2013 (Unaudited)	2012
Net (Loss) / Income, GAAP amount per consolidated statement of income	$(11,478,598)	$26,133,088
Interest income	(4,619,617)	(3,576,741)
Interest expenses	10,617,866	8,228,472
Income tax expense	141,547	11,897,173
Depreciation of property, plant and equipment	11,589,411	10,899,049
Amortization of land use right	741,816	330,244

Non-GAAP EBITDA	$6,992,425	$53,911,285
Stock based compensation	32,891	3,705,109
Non-GAAP Adjusted EBITDA	$7,025,316	$57,616,394